UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Amendment No. 6 to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

LuxUrban Hotels Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

21985R 105

(CUSIP Number)

Robert Arigo

Chief Executive Officer

2125 Biscayne Blvd. Suite 253

Miami, Florida 33137

(833)-723-7368

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 26, 2024

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Brian Ferdinand
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,283,334
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 7,283,334
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,283,334
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Based on 73,199,338 shares of the Issuer’s common stock outstanding as of the date of this Amendment to Schedule 13-D. Represents (a) 2,354,917 shares of common stock owned by THA Holdings LLC (“THA Holdings”), an entity controlled by Mr. Ferdinand, formerly the Issuer’s Chairman and Chief Executive Officer, and since April 22, 2024, a consultant to the Issuer, (b) 250,000 shares of common stock issuable upon exercise of certain warrants owned by THA Family II Limited Liability Company (“THA Family II”), an entity owned by Mr. Ferdinand’s spouse and controlled by Mr. Ferdinand as the managing member, (c) 3,060,170 shares of common stock owned by Mr. Ferdinand, (f) 110,000 shares of common stock issuable upon exercise of certain warrants owned by THA Family II and (d) shares issuable upon exercise of 1,508,247 warrants (the “THA Warrants”) held by THA Holdings LLC that are not exercisable until the Charter Amendment and Plan Amendment (as defined and described in the preliminary information statement on Schedule 14C filed with the SEC on May 29, 2024) is effective under the Exchange Act and the Delaware General Corporation Law. See Items 4 herein for discussion on ownership blocker prescribed by the warrants held by THA Holdings LLC. Does not include 15,991,753 shares issuable upon exercise of additional THA Warrants as such warrants contain unwaivable provisions prohibiting the exercise thereof if such exercise would result in the Reporting Person and affiliates beneficially owning in excess of 9.99% of the number of shares of the Company common stock outstanding immediately after giving effect to the issuance of such shares.

1.	NAMES OF REPORTING PERSONS THA Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,863,834
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,863,834
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,863,834
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3% (1)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Based on 73,199,338 shares of the Issuer’s common stock outstanding as of the date of this Amendment to Schedule 13-D. This amount represents the (a) 2,354,917 shares of the Issuer’s common stock beneficially owned by THA Holdings LLC and (b) shares issuable upon exercise of 1,508,247 warrants (the “THA Warrants”) held by THA Holdings LLC that are not exercisable until the Charter Amendment and Plan Amendment (as defined and described in the preliminary information statement on Schedule 14C filed with the SEC on May 29, 2024) is effective under the Exchange Act and the Delaware General Corporation Law. See Items 4 herein for discussion on ownership blocker prescribed by the warrants held by THA Holdings LLC. Does not include 15,991,753 shares issuable upon exercise of additional THA Warrants as such warrants contain unwaivable provisions prohibiting the exercise thereof if such exercise would result in the Reporting Person and affiliates beneficially owning in excess of 9.99% of the number of shares of the Company common stock outstanding immediately after giving effect to the issuance of such shares. Brian Ferdinand is the managing member of THA Holdings LLC and, as such, may be deemed to beneficially own such shares. Mr. Ferdinand has sole voting and dispositive power over such shares.

1.	NAMES OF REPORTING PERSONS THA Family II Limited Liability Company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 360,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 360,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 360,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% (1)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Based on 73,199,338 shares of the Issuer’s common stock outstanding as of the date of this Amendment to Schedule 13-D. This amount represents 360,000 shares that are issuable upon exercise of warrants owed by THA Family II. Brian Ferdinand is the managing member of THA Family II and, as such, may be deemed to beneficially own such shares. Mr. Ferdinand has sole voting and dispositive power over such shares.

1.	NAMES OF REPORTING PERSONS SuperLuxMia LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) N/A (1)
14.	TYPE OF REPORTING PERSON (see instructions) OO

AMENDMENT NO. 6 TO SCHEDULE 13D

This Amendment No. 6 to Schedule 13D is filed on behalf of Brian Ferdinand, an individual, THA Holdings LLC (“THA”), THA Family II Limited Liability Company (“THA Family II”) and SuperLuxMia LLC (“SuperLuxMia”), with respect to the common stock, par value $0.00001 per share (“Common Stock”), of LuxUrban Hotels Inc. (the “Issuer”). On April 22, 2024, Mr. Ferdinand resigned as the Chairman of the Board of Directors and Chief Executive Officer of the Issuer and currently operates as a consultant to the Issuer. On June 26, 2024, Mr. Ferdinand resigned from the board of directors of the Company. THA is controlled by Mr. Ferdinand. THA Family II and SuperLuxMia are entities wholly owned by Mr. Ferdinand’s spouse and controlled by Mr. Ferdinand as their managing member. Mr. Ferdinand has sole voting and dispositive power over such shares.

Item 1. Security and Issuer

Security:	Common Stock

Issuer:	LuxUrban Hotels Inc. 2125 Biscayne Blvd. Suite 253 Miami, Florida 33137

Item 2. Identity and Background

(a)	The reporting person is Brian Ferdinand both, in his direct, individual capacity, and indirectly via Mr. Ferdinand’s ownership and control of THA, THA Family II and SuperLuxMia.

(b)	Each of Mr. Ferdinand’s, THA’s, THA Family II’s and SuperLuxMia’s business address is 2125 Biscayne Blvd. Suite 253 Miami, Florida 33137.

(c)	As consultant to the Issuer, Mr. Ferdinand’s advises the Issuer on its long-term lease, asset-light business model to acquire and manage a growing portfolio of short-term rental properties in major metropolitan cities, including dislocated and underutilized hotels, under the Issuer’s consumer brand, LuxUrban™. Mr. Ferdinand has also served as Managing Member of THA and SuperLuxMia since their founding. THA Family II and SuperLuxMia are entities wholly owned by Mr. Ferdinand’s spouse and controlled by Mr. Ferdinand as their managing member. THA and THA Family II are family investment entities.

(d)	Neither of Mr. Ferdinand, THA, THA Family II or SuperLuxMia has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Neither THA, THA Family II nor SuperLuxMia has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. Mr. Ferdinand entered into an Offer of Settlement with the Securities and Exchange Commission on April 22, 2020, in connection with allegations that he, as a board member of Liquid Holdings Group Inc., (a) reviewed a Form 10-Q and signed a Form 10-K for the fiscal year 2013 that failed to disclose material facts of Liquid’s reliance on a related party entity (a principal customer of Liquid and a company of which Mr. Ferdinand was an owner) and from which Liquid received material subscription fees, and (b) failed to file required Forms 4 and amendments to Schedule 13D to reflect material changes to his ownership in Liquid’s shares of common stock, causing Liquid to violate Section 13(a), 13(d)(2) and 16(a) of the Exchange Act and related rules thereof. Mr. Ferdinand consented, without admitting or denying any findings, to a cease and desist order from any alleged secondary violations of Section 17(a)(2) of the Securities Act and 13(a) of the Exchange Act, which are non-scienter provisions in which negligence is sufficient to establish liability for causing a primary violation; and Section 13(d)(2) and Section 16(a) of the Exchange Act, which are personal security reporting provisions under which strict liability is sufficient to establish a violation. As a result of the settlement, Mr. Ferdinand was also required to pay a fine of $115,000.

(f)	Brian Ferdinand is a citizen of the United States. THA is a Delaware limited liability company. THA Family II is a Delaware limited liability company. SuperLuxMia is a Delaware limited liability company.

Item 3. Source and Amount of Funds or Other Consideration

The source of the funds used by Mr. Ferdinand and his entities and affiliates to acquire the Common Stock reported on in this Schedule 13D was personal funds. See also Item 4 of this Schedule 13D, which information is incorporated herein by reference.

Item 4. Purpose of the Transaction

On June 26, 2024, the Company entered into an Exchange Agreement (the “Exchange Agreement”) with Brian Ferdinand, consultant to and former CEO of and director of the Company, pursuant to which Mr. Ferdinand relinquished 11,933,639 shares of Common Stock that Mr. Ferdinand beneficially owned through THA, THA Family II, and SuperLuxMia, and Common Stock that Mr. Ferdinand directly owned, in exchange for a warrant to acquire 11,804,872 shares of Common Stock with an exercise price of $0.01 per share (“Exchange Agreement Warrant”). 10,000,000 Exchange Agreement Warrants were issued to THA, and the remaining 1,804,872 Exchange Agreement Warrants were issued to the LuxUrban Guarantee Trust, a trust formed in Nevada for the benefit of Mr. Ferdinand’s parents. Mr. Ferdinand has not affiliation with the trust and is not a beneficiary or trusee thereof. This Exchange Agreement Warrant shall be exercisable, in whole or in part, commencing the date that is the first day after the date the Charter Amendment and Plan Amendment (as defined and described in the preliminary information statement on Schedule 14C filed with the SEC on May 29, 2024) is effective under the Exchange Act and the Delaware General Corporation Law. The Exchange Agreement Warrants expire ending on the ten-year anniversary of the date such Exchange Agreement Warrant was issued. The exchange was completed on June 26, 2024, at which time the shares were deemed terminated. The Company shall not affect any exercise of these warrants, and THA Holdings LLC and other owners of such warrants shall not have the right to exercise any portion of such warrants to the extent that after giving effect to such issuance holder and its Affiliates would beneficially own in excess of the Beneficial Ownership Limitation. The “Beneficial Ownership Limitation” shall be 9.99% of the number of shares of the Company common stock outstanding immediately after giving effect to the issuance of shares of Company common stock issuable upon exercise of the warrants.

The Exchange Agreement Warrants issued to the LuxUrban Guarantee Trust pursuant to the Exchange Agreement, as well as those shares owned by the LuxUrban Guarantee Trust that were reported on prior amendments to this Schedule 13D, are not part of Mr. Ferdinand’s beneficial ownership as Mr. Ferdinand’s parents are the beneficiaries. Therefore, this Amendment No. 6 to Schedule 13D also serves to revise and remove the LuxUrban Guarantee Trust from this Schedule 13D.

Mr. Ferdinand currently acts as consultant to the Issuer and was previously the Issuer’s former Chairman of the Board and former Chief Executive Officer and, with his beneficial ownership of approximately 31.79% of the outstanding shares of Common Stock, has the power to influence the election of all of the directors of the Issuer and other matters that would require the vote of a majority of the outstanding shares of Common Stock of the Issuer. Mr. Ferdinand may later acquire additional securities of the Issuer. Brian Ferdinand intends to review his ownership of the Issuer on a continuing basis. Any actions Mr. Ferdinand might undertake with respect to the common stock may be made at any time and from time to time without prior notice and will be dependent upon his review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments relating to Brian Ferdinand.

Other than as described above, and except in accordance with his role as consultant the Issuer, Mr. Ferdinand does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, he may change his purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer

(a)	The aggregate number and percentage of Common Stock beneficially owned by Brian Ferdinand (on the basis of a total of 73,199,338 shares of Common Stock outstanding as of June 26, 2024) are as follows:

			Amount	Percentage
a)		Amount beneficially owned:	7,283,334	9.95%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	7,283,334	9.95%
	ii.	Shared power to vote or to direct the vote:	0	0.0%
	iii.	Sole power to dispose or to direct the disposition of:	7,283,334	9.95%
	iv.	Shared power to dispose or to direct the disposition of:	0	0.0%

(c)	Represents (a) 2,354,917 shares of common stock owned by THA Holdings LLC (“THA Holdings”), an entity controlled by Mr. Ferdinand, formerly the Issuer’s Chairman and Chief Executive Officer, and since April 22, 2024, a consultant to the Issuer, (b) 250,000 shares of common stock issuable upon exercise of certain warrants owned by THA Family II Limited Liability Company (“THA Family II”), an entity owned by Mr. Ferdinand’s spouse and controlled by Mr. Ferdinand as the managing member, (c) 3,060,170 shares of common stock owned by Mr. Ferdinand, (f) 110,000 shares of common stock issuable upon exercise of certain warrants owned by THA Family II and (d) shares issuable upon exercise of 1,508,247 warrants (the “THA Warrants”) held by THA Holdings LLC that are not exercisable until the Charter Amendment and Plan Amendment (as defined and described in the preliminary information statement on Schedule 14C filed with the SEC on May 29, 2024) is effective under the Exchange Act and the Delaware General Corporation Law. See Items 4 herein for discussion on ownership blocker prescribed by the warrants held by THA Holdings LLC. Does not include 15,991,753 shares issuable upon exercise of additional THA Warrants as such warrants contain unwaivable provisions prohibiting the exercise thereof if such exercise would result in the Reporting Person and affiliates beneficially owning in excess of 9.99% of the number of shares of the Company common stock outstanding immediately after giving effect to the issuance of such shares.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 4 of this Amendment to Schedule 13D, which information is incorporated herein by reference.

Indemnification Agreement

Concurrently and in connection with the IPO, the Issuer and Mr. Ferdinand entered into an indemnification agreement (the “Indemnification Agreement”) pursuant to which the Issuer agreed to indemnify against any damages, liabilities, losses, taxes, fines, penalties, costs and expenses that may be sustained by Mr. Ferdinand in connection with any action he takes while a director, officer or as an agent on behalf of the Issuer. The above description of the Indemnification Agreement is qualified in its entirety by reference to the full text of such agreement, the form of which was filed by the Issuer as Exhibit 10.10 to the Form 8-K filed by the Issuer with the SEC on March 23, 2022 (and is incorporated by reference herein as Exhibit 10.1).

Item 7. Material to be Filed as Exhibits

Exhibit 10.1	Form of Director and Officer Indemnification Agreement by and between the Reporting Person and the Issuer (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form S-1 (No. 333-262114) file with the SEC on January 31, 2022).
Exhibit 10.2	Exchange Agreement by and among the Company and Mr. Ferdinand, dated as of June 26, 2024.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BRIAN FERDINAND (INDIVIDUALLY) THA HOLDINGS LLC
THA FAMILY II LIMITED LIABILITY COMPANY SUPERLUXMIA LLC

Dated: June 28, 2024	By:	/s/ Brian Ferdinand
Brian Ferdinand, Individually, as Sole Manager of THA Holdings LLC and SuperLuxMia LLC, as Authorized Officer of THA Family II Limited Liability Company